

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2020

William Clancy
Chief Financial Officer
Vishay Precision Group, Inc.
3 Great Valley Parkway
Suite 150
Malvern, PA 19355

      Re: Vishay Precision Group, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 14, 2019
          File No. 001-34679

Dear Mr. Clancy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing